February 7, 2011

LETTER AGREEMENT

Managers AMG Funds (the “Trust”)

800 Connecticut Avenue

Norwalk, Connecticut 06854

Re: Expense Limitation and Recoupment Agreement

Ladies and Gentlemen:

This Letter Agreement documents (i) an undertaking by Managers Investment Group LLC (the “Adviser”) to limit the total operating expenses of Trilogy International Small Cap Fund (the “International Small Cap Fund”), Trilogy Global Equity Fund (the “Global Equity Fund”) and Trilogy Emerging Markets Equity Fund (the “Emerging Markets Equity Fund,” and together with the International Small Cap Fund and the Global Equity Fund, the “Funds” and each a “Fund”), each a series of the Trust, and (ii) our agreement with respect to each Fund regarding the extent to which the Adviser will, under certain circumstances, receive payment from the Trust, on behalf of each Fund, as recoupment of certain amounts paid, waived or reimbursed by the Adviser to the Funds in fulfillment of a voluntary undertaking by the Adviser to limit the expenses of the Funds. This Letter Agreement shall terminate with respect to a Fund in the event the Investment Management Agreement between the Trust and the Adviser terminates with respect to the Fund or upon mutual agreement between the Adviser and the Funds’ Board of Trustees.

From time to time hereafter, the Adviser may undertake to waive its advisory fee payable by a Fund and/or pay or reimburse the Fund’s expenses such that the Fund’s total annual operating expenses do not exceed a certain amount (the “Expense Cap”). If the Adviser undertakes an Expense Cap with respect to a Fund, the Trust, on behalf of the Fund, will be obligated to pay the Adviser all amounts previously paid, waived or reimbursed by the Adviser with respect to the Fund pursuant to such Expense Cap, provided that the amount of such additional payment in any year, together with all other expenses of the Fund, in the aggregate, would not cause the Fund’s total annual operating expenses in any such year to exceed the amount of the Expense Cap, and provided further that no additional payments by the Trust will be made with respect to amounts paid, waived or reimbursed by the Adviser more than thirty-six (36) months after the date the Fund accrues a liability with respect to such amounts paid, waived or reimbursed by the Adviser.

Any payments by the Trust under this Letter Agreement shall be in addition to all amounts otherwise payable to the Adviser as an advisory fee or administration and shareholder servicing fee for services to the Funds under the Investment Management Agreement and Administration and Shareholder Servicing Agreement with the Trust, as applicable.

Effective as of March 1, 2011 and until at least March 1, 2012, the Adviser hereby undertakes to limit the total annual operating expenses (exclusive of taxes, interest, shareholder servicing fees, distribution and service (12b-1) fees, brokerage commissions, acquired fund fees and expenses, and extraordinary items) of the International Small Cap Fund, the Global Equity Fund and the Emerging Markets Equity Fund to 1.10%, 1.00% and 1.10%, respectively, of average daily net assets attributable to a Fund.

A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed with respect to each Fund on behalf of the Trust by an officer of the Trust in his or her capacity as an officer of the Trust and not individually and that the obligations of or arising out of this instrument are not binding on any of the trustees, officers or shareholders individually, but are binding only upon the assets or property of each Fund.

Sincerely,

Managers Investment Group LLC

By:	/s/ Keitha L. Kinne
	Name:	Keitha L. Kinne
	Title:	Chief Operating Officer
	Date:	2.7.11

ACKNOWLEDGED AND ACCEPTED

Managers AMG Funds

By:	/s/ Donald S. Rumery
	Name:	Donald S. Rumery
	Title:	Treasurer and Chief Financial Officer
	Date:	2.9.11